CarLotz, Inc.

611 Bainbridge Street, Suite 100

Richmond, Virginia 23224

March 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech

Re:	CarLotz, Inc.
Registration Statement on Form S-1
File No.: 333-252993

Ladies and Gentlemen:

CarLotz, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company be accelerated so that the Registration Statement may become effective at 9:00 a.m. New York time on March 23, 2021, or as soon as possible thereafter.

If you have any questions regarding this request for acceleration of effectiveness, please contact Valerie Jacob, of Freshfields Bruckhaus Deringer U.S. LLP, at (212) 284-4926 or (917) 294-1043

[Remainder of page intentionally left blank; signature page follows.]

Very truly yours,
CARLOTZ, INC.
By:	/s/ Rebecca C. Polak
Name: Rebecca C. Polak

[Signature Page to Acceleration Request Letter]